UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.1)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Global Eagle Acquisition LLC
10900 Wilshire Blvd., Suite 1500
Los Angeles, California 90024
(310) 209-7280

Copy to:
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,443,243 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,443,243 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,443,243 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 (1) Includes 7,328,334 shares which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125 shares (1)
	8	SHARED VOTING POWER 11,443,243 shares (2)
	9	SOLE DISPOSITIVE POWER 3,125 shares (1)
	10	SHARED DISPOSITIVE POWER 11,443,243 shares (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,446,368 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
 (1) Includes 3,125 shares which may be purchased by exercising options that are presently exercisable.
 (2) Includes 7,328,334 shares which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125 shares(1)
	8	SHARED VOTING POWER 11,443,243 shares (2)
	9	SOLE DISPOSITIVE POWER 3,125 shares
	10	SHARED DISPOSITIVE POWER 11,443,243 shares (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,446,368 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Includes 3,125 shares which may be purchased by exercising options that are presently exercisable.
(2) Includes 7,328,334 shares which may be purchased by exercising warrants that are presently exercisable.

This Amendment No. 1 amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on May 23, 2011.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being made to reflect the deemed increase in the beneficial ownership of the Reporting Persons that is a result of the fact that warrants held by the Sponsor will become exercisable beginning on March 2, 2013.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

Item 1.   Security and Issuer.

On January 31, 2013, the Issuer’s name changed from Global Eagle Acquisition Corp. to Global Eagle Entertainment Inc.

Item 2.  Identity and Background.

 (c) Present Principal Occupation and Employment:

Global Eagle Acquisition LLC is the Issuer’s sponsor (the “Sponsor”).  Mr. Sloan and Mr. Sagansky are the managing members of the Sponsor and are directors of the Issuer.  Until January 31, 2013, Mr. Sloan was the Issuer’s chairman and chief executive office and Mr. Sagansky was the Issuer’s president.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.  Purpose of Transaction.

Until January 31, 2013, the Issuer was a shell company with no operations, formed as a vehicle to effect a business combination with one or more operating businesses.  On January 31, 2013, the Issuer acquired Row 44, Inc. and 86% of the shares of Advanced Inflight Alliance AG (“AIA”)(together, the “Business Combination”) as described in the Issuer’s Current report on Form 8-K filed with the Commission on February 6, 2013.  At the closing of the Business Combination, the Sponsor converted an aggregate principal amount of $500,000 advanced to the Issuer on November 21, 2012 into 666,667 Sponsor Warrants with an exercise price of $11.50 per share.  As a result of this Business Combination, all the Sponsor Warrants held by the Sponsor will become exercisable on March 2, 2013, 30 days after the closing of the Business Combination and the beneficial ownership of the Reporting Persons automatically increased to reflect the right to acquire the shares underlying the warrants triggered by the Business Combination.  The Sponsor Warrants will expire five years after the consummation of the Business Combination or earlier upon redemption or liquidation.

Item 5.  Interests of Securities of the Issuer.

(a) and (b)  The information contained on the cover page to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

The percentage beneficial ownership is based on 35,724,655 shares of the Issuer’s Common Stock outstanding as of January 31, 2013 (which excludes 3,053,634 shares held by AIA, the Issuer’s majority owned subsidiary), as adjusted to reflect 7,328,334 shares of Common Stock that would be issued  to the Sponsor upon exercise of Sponsor Warrants that are presently exercisable and shares issuable to Messrs. Sloan and Sagansky upon the exercise of options that are presently exercisable.

The shares reported as beneficially owned by the Reporting Persons include 926,463 shares of Common Stock that are subject to forfeiture by the Sponsor on January 31, 2016 in the event that the sales price of the Common Stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the consummation of the Business Combination.

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon conversion of 19,118,233 outstanding shares Non-Voting Common Stock of the Issuer held by an unrelated shareholder; if such shares were converted, the beneficial ownership of the Reporting Persons would equal 18.4% of the shares of Common Stock that would then be outstanding.

(c)  During the past 60 days, the Reporting Persons have engaged in the following transactions involving shares of Common Stock:

•	On January 31, 2013 the Sponsor acquired 666,667 Sponsor Warrants upon conversion of a $500,000 convertible note.

•
On February 19, 2013, in connection with their services as directors of the Issuer, each of Messrs. Sloan and Sagansky was granted an option to purchase 25,000 shares of Common Stock for $10 per share.  The options become exercisable with respect to 1/24 of their underlying shares per month beginning on February 1, 2013 ratably over two years until fully vested.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On January 31, 2013, the Issuer, the Reporting Persons, the Sponsor and certain other shareholders entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which, amends and restates entirely the registration rights agreement we entered into in connection with the Issuer’s initial public offering. Under this agreement, the Issuer agreed to file a registration statement with the SEC within seven (7) business days after the Business Combination covering the resale of the registrable securities. Holders of (i) a majority of the Founder Shares or (ii) at least 10,000,000 of the registrable securities will also be entitled to require the Issuer to undertake an underwritten public offering of all or a portion of the registrable securities pursuant to an effective registration statement, no more than once during any six month period, so long as the estimated market value of the registrable securities to be sold in such offering is at least $10,000,000. Holders of registrable securities will also have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination.  The Issuer will bear the costs and expenses of filing any such registration statements.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

1.
Amended and Restated Registration Rights Agreement made as of January 31, 2013 by and among the Issuer and the signatories thereto (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the Issuer with the Commission on February 6, 2013.)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2013

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.
Amended and Restated Registration Rights Agreement made as of January 31, 2013 by and among the Issuer and the signatories thereto (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the Issuer with the Commission on February 6, 2013.)